                                                              File No. 070-09895


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM U-1/A


                               AMENDMENT NO. 2 TO

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Reliant Energy, Incorporated
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

              (Name of companies filing this statement and address
                        of principal executive offices)


                                      None

 (Name of top registered holding company parent of each applicant or declarant)


                                 Hugh Rice Kelly
         Senior Vice President, General Counsel and Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-3000


                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451


                   (Names and addresses of agents for service)

                The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                            Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                      Baker Botts L.L.P.
Gregory J. Golden, Esq.                        3000 One Shell Plaza
Brett M. Scharback, Esq.                       Houston, Texas 77002-4995
Baker Botts L.L.P.                             (713) 229-1234
The Warner
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2400
(202) 639-7700

                                TABLE OF CONTENTS


ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION.............................................................2
   A.             Introduction And Request For Commission Action..................................................2
   B.             Background......................................................................................3
      1.          Overview of REI and Its Principal Subsidiaries..................................................3
      2.          The REI Electric System.........................................................................4
      3.          The REI Gas System..............................................................................6
      4.          Integration and Geographic Overlap of Electric and Gas Utilities................................8
   C.             OVERVIEW OF THE RESTRUCTURING...................................................................9
      1.          The Business Separation Plan....................................................................9
      2.          The Electric Restructuring.....................................................................12
      3.          The GasCo Separation...........................................................................14
   D.             Other Regulation...............................................................................14
      1.          Arkansas.......................................................................................15
      2.          Louisiana......................................................................................16
      3.          Minnesota......................................................................................16
      4.          Mississippi....................................................................................17
      5.          Oklahoma.......................................................................................18
      6.          Texas..........................................................................................18
      7.          Nuclear Regulatory Commission..................................................................20
      8.          Internal Revenue Service.......................................................................20
   E.             Proposed Reporting Requirement.................................................................20
ITEM 2.           FEES, COMMISSIONS AND EXPENSES.................................................................20
ITEM 3.           APPLICABLE STATUTORY PROVISIONS................................................................21
   A.             Section 10(b)..................................................................................22
      1.          Section 10(b)(1)...............................................................................22
      2.          Section 10(b)(2)...............................................................................23
      3.          Section 10(b)(3)...............................................................................24
   B.             Section 10(c)..................................................................................26
      1.          Section 10(c)(1)...............................................................................26
      2.          Section 10(c)(2)...............................................................................32
   C.             Section 10(f)..................................................................................33
   D.             Section 3(a)(1)................................................................................33
ITEM 4.           REGULATORY APPROVALS...........................................................................41
ITEM 5.           PROCEDURE......................................................................................41
ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS..............................................................42
ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS........................................................44

         Applicants hereby amend and restate their Application filed previously in this proceeding as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A.       INTRODUCTION AND REQUEST FOR COMMISSION ACTION


                  Reliant Energy, Incorporated ("REI") and CenterPoint Energy, Inc. ("New REI") hereby file this Application/Declaration (this "Application") seeking approval from the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act"), in connection with the restructuring (the "Restructuring") of the utility operations of REI, a Texas public-utility holding company currently exempt from registration pursuant to Section 3(a)(2) of the Act.(1)



                  The Restructuring will involve the formation of New REI as a new holding company over REI's existing utility operations, which will be reorganized along functional and geographic lines. Upon completion of the Restructuring, New REI will have five public-utility subsidiaries for purposes of the Act: (i) the "T&D Utility," which will own and operate REI's transmission and distribution assets; (ii) "Texas Genco LP," which will own and operate REI's Texas generation assets; (iii) "Entex, Inc.," which will provide gas distribution services to customers in Texas, Louisiana and Mississippi; (iv) "Arkla, Inc.," which will provide gas distribution services to customers in Texas, Louisiana, Arkansas and Oklahoma; and (v) "Minnegasco, Inc.," which will provide gas distribution services to customers in Minnesota.(2)



                  The Restructuring will proceed in stages. Under Texas law, the first stage -- the separation of REI's electric utility operations into Texas Genco LP and the T&D Utility (the "Electric Restructuring") -- must be completed by January 1, 2002. Accordingly, the Applicants ask the Commission to issue an order authorizing New REI to acquire the securities of Texas Genco LP, the T&D Utility and Reliant Energy Resources, Inc. ("GasCo"), which currently conducts REI's gas utility operations through three unincorporated divisions: the Entex division, the Arkla division and the Minnegasco division. To enable REI to complete the first part of the Restructuring in a timely fashion pursuant to Texas law, Applicants ask the Commission to issue an order (the "Initial Order") approving the Electric Restructuring as expeditiously as possible but, in any event, no later than December 15, 2001.




----------
         (1) Houston Indus., HCAR No. 26744, 1997 WL 414391 (July 24, 1997).



         (2) For tax efficiency purposes, New REI will hold its utility ownership interests through special purpose subsidiaries. Utility Holding LLC will be a first tier subsidiary of New REI that will hold the securities of Utility Holding LLC, the T&D Utility and Texas Genco Holdings, Inc. Texas Genco Holdings, Inc., in turn, will have two wholly-owned subsidiary limited liability companies, GP LLC and LP LLC, which will own the partnership interests in Texas Genco LP. Utility Holding LLC, Texas Genco Holdings, Inc. and GP LLC will be intermediate holding companies (the "Intermediate Holding Companies"), similar to those approved by the Commission in National Grid Group plc, HCAR No. 27154, 2000 WL 279236 (Mar. 15, 2000).

                  The second stage, the separation of REI's gas utility operations into Entex, Inc., Arkla, Inc. and Minnegasco, Inc. (the "GasCo Separation"), will require state, as well as Commission, approval and therefore may not be completed at the same time as the Electric Restructuring. Accordingly, the Applicants ask the Commission to reserve jurisdiction over the acquisition by New REI of the securities of the Entex, Arkla and Minnegasco subsidiaries pending completion of the record with respect to the second stage of the Restructuring.(3)



                  Upon completion of the GasCo Separation, New REI will qualify for exemption under Section 3(a)(1) of the Act.(4) In the interim, however, pending receipt of the state approvals for the GasCo Separation, there will be a period (not to exceed two years from the date of the Initial Order) during which New REI will not be fully in compliance with the standards for exemption. Specifically, although the New REI holding company system will be "predominantly intrastate in character" and carry on its business "substantially in a single state" (that is, Texas), GasCo will be a material subsidiary with significant out-of-state operations. This situation is temporary in nature. Upon completion of the GasCo Separation, New REI and each of its public- utility subsidiary companies will comply fully with the requirements of Section 3(a)(1).



                  Rather than cause New REI to register during this interim period and then deregister upon completion of the GasCo Separation, Applicants ask that the Commission in its Initial Order grant New REI an order of exemption pursuant to Section 3(a)(1) of the Act, conditioned upon completion of the Restructuring and the GasCo Separation no later than two years from the date of the Initial Order.


B.       BACKGROUND

         1.       Overview of REI and Its Principal Subsidiaries


                  REI is a public-utility holding company exempt from registration under the Act pursuant to Section 3(a)(2). REI is incorporated and maintains its principal place of business in the State of Texas. Its common stock is listed on the New York and Chicago Stock Exchanges. REI is also an "electric-utility company" within the meaning of Section 2(a)(3) of the Act. REI's electric utility operations are conducted through its unincorporated Reliant Energy HL&P division ("HL&P"), while its gas utility operations are conducted through GasCo, a wholly-




----------
         (3) New REI will make the acquisition through an Intermediate Holding Company, Utility Holding LLC, and so authority is also requested for Utility Holding LLC to acquire the securities of Entex, Inc., Arkla, Inc. and Minnegasco, Inc. as part of the GasCo Separation.



         (4) Texas Genco Holdings, Inc. and GP LLC will qualify for exemption under Section 3(a)(1) upon the completion of the Electric Restructuring. As discussed more fully herein, Utility Holding LLC will be formed under the laws of the State of Delaware and therefore will not meet the technical requirements for exemption under Section 3(a)(1). Applicants are asking the Commission to "look through" Utility Holding LLC in much the same way as the Commission treated the various intermediate holding companies in National Grid Group plc, HCAR No. 27154, 2000 WL 279236.

owned subsidiary company. GasCo is a "gas utility company" as defined in Section 2(a)(4) of the Act.(5)

                  REI's existing holding company structure resulted from the acquisition by Houston Industries Incorporated ("Houston Industries") of NorAm Energy Corp. ("NorAm") in August 1997.(6) Prior to the acquisition, Houston Industries' principal utility operations had been conducted through its integrated electric utility subsidiary, Houston Lighting & Power Company. NorAm had no electric utility operations but did engage in gas distribution operations through its Entex, Arkla and Minnegasco divisions. In the merger, Houston Industries merged into Houston Lighting & Power Company (which then adopted the name Houston Industries Incorporated). Houston Lighting & Power Company referred to herein as "HL&P," became a division of the holding company, Houston Industries, and NorAm became a first tier, wholly-owned subsidiary of the holding company.(7)


                  REI conducts its nonutility operations, including merchant power generation and energy trading and marketing, largely through its nonutility subsidiary company, Reliant Resources, Inc. ("Reliant Resources"), and Reliant Resources' subsidiary companies.(8) On May 4, 2001, Reliant Resources completed an initial public offering of approximately 20% of its common stock. REI expects the offering to be followed by a distribution of the remaining common stock of Reliant Resources to shareholders within 12 months (the "Distribution"). Upon completion of the Distribution, Reliant Resources will cease to be an affiliate of REI or New REI for the purposes of the Act.


         2.       The REI Electric System

                  Through its HL&P division, REI generates, purchases, transmits and distributes electricity to approximately 1.7 million customers in the State of Texas, primarily serving a 5,000-square-mile area on the Texas Gulf Coast, including the Houston metropolitan area. All of REI's generation and operating properties are located within Texas. As an electric utility, HL&P

----------
         (5) A description of the REI electric system is set forth at Item 1, Section B.2. below. A description of the REI gas system is set forth at Item 1, Section B.3. below. Both systems are subject to effective state regulation, as discussed below.

         (6) See Houston Indus., HCAR No. 26744, 1997 WL 414391.

         (7) In 1999, the name of the holding company was changed from Houston Industries Incorporated to Reliant Energy, Incorporated, referred to herein as "REI," and the integrated electric utility became Reliant Energy HL&P, a division of REI. NorAm became Reliant Energy Resources Corp., referred to herein as "GasCo." A diagram of the current corporate structure of the REI system is attached hereto as Exhibit F-1.


         (8) These nonutility subsidiaries include wholesale power, trading and communications operations. Reliant Resources' business and the offering of its stock are more fully described in the Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038) filed with the Commission on April 27, 2001 (the "Reliant Resources Registration Statement"), which is included as Exhibit C-1 to this Application and incorporated by reference herein.

is subject to regulation of its rates, services and operations by the Public Utility Commission of Texas (the "Texas Commission"). HL&P is subject to the provisions of the Texas Act, as that term is defined below.

         As of December 31, 2000, HL&P owned: 25,646 pole miles of overhead distribution lines and 3,586 circuit miles of overhead transmission lines, including 480 circuit miles operated at 69,000 volts, 2,061 circuit miles operated at 138,000 volts and 1,045 circuit miles operated at 345,000 volts; 12,653 circuit miles of underground distribution lines and 14.9 circuit miles of underground transmission lines, including 6.8 circuit miles operated at 69,000 volts and 8.1 circuit miles operated at 138,000 volts; and 218 major substation sites (252 substations) having a total installed rated transformer capacity of 58,041 megavolt amperes.

         As of December 31, 2000, HL&P owned and operated 12 power generating facilities (62 generating units), with a net generating capacity of 14,040 megawatts (MW), including a 30.8% interest in the South Texas Project Electric Generating Station (South Texas Project). The South Texas Project is a nuclear generating plant with two 1,250 MW nuclear generating units. The following table contains information regarding the regulated electric generating assets, which will be transferred to Texas Genco LP at the time of the Electric Restructuring:

                                           NET GENERATING CAPACITY AS OF
GENERATION FACILITIES                        DECEMBER 31, 2000 (IN MW)
---------------------                      -----------------------------

W. A. Parish                                           3,606
Limestone                                              1,532
South Texas Project                                      770
San Jacinto                                              162
Cedar Bayou                                            2,260
P. H. Robinsion                                        2,213
T. H. Wharton                                          1,254
S. R. Bertron                                            844
Greens Bayou                                             760
Webster                                                  387
Deepwater                                                 78
H. O. Clarke                                             174
                  Total                               14,040

As of December 31, 2000, HL&P's peak load was 15,505 megawatts and its total net capability (including firm purchase power capacity) was 14,810 megawatts. HL&P relies primarily on natural gas, coal and lignite for the generation of electricity. In addition, HL&P purchases power from various qualifying facilities exercising their rights under the Public Utility Regulatory Policies Act of 1978. From time to time, as market conditions dictate, HL&P also purchases power from various wholesale market participants including qualifying facilities, EWGs, power marketers and other utilities.

                  REI is a member of the Electric Reliability Council of Texas, Inc. ("ERCOT"). ERCOT is one of ten Regional Reliability Councils in the North American Electric Reliability Council Organization. ERCOT represents a bulk electric system located entirely within the State of Texas and serves approximately 85% of the state's electrical load. Because of the intrastate status of their operations, the primary regulatory authority for HL&P and ERCOT is the Texas Commission, although the Federal Energy Regulatory Commission ("FERC") exercises limited authority. ERCOT serves as Independent System Operator for its member utilities.

                  For the year ended December 31, 2000, HL&P reported operating income of $1.2 billion on total operating revenues (including base and reconcilable fuel revenues) of $5.5 billion. Total electric sales in gigawatt-hours were 75,294. For the six months ended June 30, 2001, HL&P reported operating income of $528 million on total operating revenues (including base and reconcilable fuel revenues) of $2.9 billion.

         3.       The REI Gas System

                  REI conducts natural gas distribution operations through three unincorporated divisions of GasCo, which is a "gas utility company" for purposes of the Act: (i) the Entex Division ("Entex") serves approximately 1.5 million customers, located in Texas (including the Houston metropolitan area), Louisiana and Mississippi; (ii) the Arkla Division ("Arkla") serves approximately 740,000 customers located in Texas, Louisiana, Arkansas, and Oklahoma; and (iii) the Minnegasco Division ("Minnegasco") serves approximately 680,000 customers in Minnesota. The largest communities served by Arkla are the metropolitan areas of Little Rock, Arkansas and Shreveport, Louisiana. Minnegasco serves the Minneapolis metropolitan area.

                  In 2000, Arkla purchased approximately 57% of its natural gas supply from Reliant Energy Services, 15% pursuant to third-party contracts, with terms varying from three months to one year, and 28% on the spot market. Arkla's major third-party natural gas suppliers in 2000 included Oneok Gas Marketing Company, Marathon Oil Company and Aquila Energy Marketing Corporation. Arkla transports substantially all of its natural gas supplies under contracts with our pipeline subsidiaries. These transportation contracts were renegotiated during 2000 and have been extended to March 2005.

                  In 2000, Entex purchased virtually all of its natural gas supply pursuant to term contracts, with terms varying from one to five years. Entex's major third-party natural gas suppliers in 2000 included Enron North America Corp., Kinder Morgan Texas Pipeline, L.P., Gulf Energy Marketing, Island Fuel Trading and Koch Energy Trading. Entex transports its natural gas supplies on both interstate and intrastate pipelines under long-term contracts with terms varying from one to five years.

                  In 2000, Minnegasco purchased approximately 81% of its natural gas supply pursuant to term contracts, with terms varying from one to ten years, with more than 25 different suppliers. Minnegasco purchased the remaining 18% on the daily or spot market. Most of the natural gas volumes under long-term contracts are committed under terms providing for delivery during the winter heating season, November through March. Minnegasco purchased approximately 64% of its natural gas requirements from four suppliers in 2000: Pan-Alberta Gas Ltd., Reliant Energy Services, TransCanada Gas Services Inc. and Duke Energy Trading and

Marketing, LLC. Minnegasco transports its natural gas supplies on various interstate pipelines under long-term contracts with terms varying from five to ten years.

                  Arkla and Minnegasco use various leased or owned natural gas storage facilities to meet peak-day requirements and to manage the daily changes in demand due to changes in weather. Minnegasco also supplements contracted supplies and storage from time to time with stored liquefied natural gas and propane-air plant production. Minnegasco owns and operates a 7.0 billion cubic feet ("Bcf") underground storage facility, having a working capacity of 2.1 Bcf available for use during a normal heating season and a maximum daily withdrawal rate of 50 million cubic feet ("MMcf") per day. Minnegasco also owns ten propane-air plants with a total capacity of 191 MMcf per day and on-site storage facilities for 11 million gallons of propane (1.0 Bcf gas equivalent). Minnegasco owns a liquefied natural gas facility with a 12 million-gallon liquefied natural gas storage tank (1.0 Bcf gas equivalent) with a send-out capability of 72 MMcf per day.

                  GasCo, through subsidiaries, also owns two interstate pipelines and a gas gathering system. Through Reliant Energy Gas Transmission Company ("REGT"), GasCo owns and operates a major interstate transmission system (approximately 6,100 miles of transmission lines) located in the United States mid-continent region. Through the Mississippi River Transmission Corporation ("MRT"), GasCo owns and operates a major interstate transmission system (approximately 2,100 miles of transmission lines) that extends from East Texas and Northern Louisiana to the St. Louis metropolitan area. A majority of Arkla's gas supply and a portion of Entex's gas supply are transported by REGT. Reliant Energy Field Services ("Field Services"), which is comprised of approximately 300 separate gathering systems connecting over 3,700 wells located in the Mid-continent region, delivers the majority of its gas into REGT's interstate pipeline system. Field Services gathers approximately 800 million cubic feet of gas per day, approximately 470 MMcf of which is sourced from the Arkoma Basin, 180 MMcf of which is sourced from the Anadarko Basin and 150 MMcf of which is sourced from the ArkLaTex Basin. REGT and MRT are subject to regulation by the FERC.

                  Entex provides natural gas distribution services in over 500 communities in Louisiana, Mississippi and Texas. The largest metropolitan area served by Entex is Houston, Texas. It delivers gas to approximately 1.5 million residential, commercial, industrial and transportation customers. Entex has 26,000 miles of main piping, 16,500 miles of service line and 1.5 million meters. Entex is subject to regulation by the Texas Railroad Commission, the Louisiana Public Service Commission (the "Louisiana Commission") and the Mississippi Public Service Commission (the "Mississippi Commission").

                  Arkla provides natural gas distribution services in Arkansas, northern Louisiana, Oklahoma and northeastern Texas. The largest metropolitan areas served by Arkla are Little Rock, Arkansas and Shreveport, Louisiana. It delivers gas to approximately 740,000 residential, commercial, industrial and transpiration customers. Arkla has 19,100 miles of main piping, 4,000 miles of service line and 800,000 meters. Arkla is subject to regulation by the Texas Railroad Commission, the Louisiana Commission, the Arkansas Public Service Commission (the "Arkansas Commission") and the Corporation Commission of the State of Oklahoma (the "Oklahoma Commission").

                  Minnegasco provides natural gas distribution services in over 240 communities in Minnesota. The largest metropolitan area served by Minnegasco is Minneapolis, Minnesota. It delivers gas to 680,000 residential, commercial and industrial customers. Minnegasco is subject to regulation by the Minnesota Public Utilities Commission (the "Minnesota Commission").


                  For the year ended December 31, 2000, Entex, Arkla and Minnegasco reported combined net operating income of $119.8 million. Reported net property, plant and equipment at December 31, 2000 was $1.522 billion. For the six months ended June 30, 2001, Entex, Arkla and Minnegasco reported net operating income of $66.8 million. Reported net property, plant and equipment at June 30, 2001 was $1.551 billion.


         4.       Integration and Geographic Overlap of Electric and Gas
                  Utilities

                  REI's electric and gas systems substantially overlap as described above and as shown by the diagram attached as Exhibit E-1 to this Application. Each of REI and GasCo is an "integrated public utility system" under the Act as described in Section B.1. of Item 3 below.

                                    * * * * *

                  Additional information regarding the Restructuring, REI, GasCo and their respective subsidiaries is set forth in the following documents, each of which has been previously filed with the Commission and is incorporated herein by reference:

                  (i) Annual Report on Form 10-K of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the fiscal year ended December 31, 2000, filed with the Commission on March 22, 2001;


                  (ii) Quarterly Reports on Form 10-Q of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001, and for the quarter ended June 30, 2001, filed with the Commission on August 10, 2001, and for the quarter ended September 30, 2001, filed with the Commission on November 13, 2001;


                  (iii) Current Reports on Form 8-K of REI and GasCo filed with the Commission on January 26, 2001, April 16, 2001 and September 12, 2001;

                  (iv) Annual Report Concerning Foreign Utility Companies on Form U-33-S of REI for the fiscal year ended December 31, 2000, filed with the Commission on April 30, 2001; and

                  (v) Registration Statement on Form S-4 of CenterPoint Energy, Inc. (Commission File Number 333-69502), filed with the Commission on September 17, 2001.

C.       OVERVIEW OF THE RESTRUCTURING

         1.       The Business Separation Plan

                  S.B.7, known as the Texas Electric Choice Plan (the "Texas Act"), substantially amends the regulatory structure governing electric utilities in Texas to provide for full retail competition beginning on January 1, 2002. Under the Texas Act, the traditional vertically integrated electric-utility companies are required to separate their generation, transmission and distribution, and retail activities.


         The Texas Commission has approved a business separation plan under which REI's existing electric utility operations will be separated into three businesses: generation, transmission and distribution, and retail sales.(9) Under the plan, Reliant Resources will be the successor to REI as the retail electric provider ("REP") to customers in the Houston metropolitan area when the Texas market opens to competition in January 2002.(10) The T&D Utility will be a subsidiary



----------
         (9) The specific form of the business separation was the result of a contested proceeding before the Texas Commission. Before receiving approval in that proceeding, REI had filed two other business separation plans that proposed alternative corporate structures. Both of those proposed plans were opposed in the proceedings before the Texas Commission for reasons explained below, and neither plan was approved.


         REI's initial business separation plan contemplated the separation of HL&P's activities into three unincorporated divisions of the existing parent entity. These divisions were to be a power generation company, a transmission and distribution utility and a retail electric provider. This plan was opposed by the staff of the Texas Commission and certain intervenors in the proceeding because it did not place each of the three functional units in a separate corporation.

         In response, REI filed an amended business separation plan, which contemplated that REI would create new first or second tier corporate subsidiaries to house the power generation company and the retail electric provider and that the transmission and distribution utility would continue as an unincorporated division of REI. Although supported by the commercial intervenors in the proceeding, this approach was opposed by the staff of the Texas Commission, based on the fact that the parent entity's transmission and distribution utility operations would be liable for a substantial amount of debt unrelated to its operations and that the regulated utility's credit would be used to support unregulated businesses. The Texas Commission indicated its preference for a plan that would not only place the three functional units in separate legal entities but would also result in the regulated transmission and distribution utility no longer being a creditor of or financing source for the unregulated business activities.

         Thus, the business separation model which gives rise to this Application reflects the pattern of vigorous and effective state oversight to which the Commission has "watchfully deferred" in past matters. See Sierra Pacific Resources, HCAR No. 24566, 1988 WL 236860 (Jan. 28, 1988), aff'd sub nom.; Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990).


         (10) Reliant Resources will provide these services through one or more subsidiary REPs. The REPs will be power marketers. They will not be 1935 Act-jurisdictional electric utility companies of New REI, and will retain its existing transmission and distribution businesses, which will remain subject to traditional utility rate regulation. The T&D Utility will be an "electric utility company" within the meaning of the Act. New REI will also initially hold REI's Texas generation assets in Texas Genco LP, a newly-formed indirect subsidiary that will also be an "electric utility company" within the meaning of the Act. New REI will hold such assets subject to an option by Reliant Resources as more fully described below.


                  The T&D Utility -- The T&D Utility will continue to be subject to cost-of-service rate regulation. The rates that will be in effect as of January 1, 2002 will be set upon the resolution of a rate case currently pending before the Texas Commission.


                  Texas Genco LP-- To facilitate a competitive market, each power generator, such as Texas Genco LP, that will be affiliated with a transmission and distribution utility will be required to sell at auction 15% of the output of its installed generating capacity. The obligation continues until January 1, 2007, unless before that date the Texas Commission determines that at least 40% of the quantity of electric power consumed in 2000 by residential and small commercial customers in the utility's service area is being served by REPs not affiliated with the incumbent utility. An affiliated REP such as Reliant Resources may not purchase capacity sold by its affiliated power generation company in the mandated capacity auction. Any differences between market power prices received by Texas Genco LP and the Texas Commission's estimate of those prices, made for purposes of estimating stranded costs, will be accrued and included in a true-up of New REI's stranded costs in a final order of the Texas Commission. These costs will be recaptured pursuant to a securitization order of the Texas Commission.



                  REP -- Reliant Resources will become the REP for all of REI's approximately 1.5 million residential and small commercial customers located in the Houston metropolitan area who do not take action to select another retail electric provider. Although, upon completion of the Distribution, Reliant Resources will cease to be an affiliate of REI or New REI for purposes of the 1935 Act, the Reliant Resources REP will be treated as an affiliate of the T&D Utility for purposes of the Texas Act. Under the market framework required by the Texas Act, REPs such as Reliant Resources that are deemed to be affiliated with an incumbent utility will be required to sell electricity to residential and small commercial customers within the utility's service territory at a specific price, which is referred to in the law as the "price to beat."(11) In contrast, new entrants may sell electricity to REI's retail and small commercial customers at any price. The initial price to beat for Reliant Resources will be 6% less than the average rates, on a bundled basis, in effect for REI on January 1, 1999, adjusted to take into account a new fuel factor as of December 31, 2001. Reliant Resources will not be permitted to sell electricity to residential and small commercial customers in REI's service


----------

because they do not own or operate physical facilities that are used for the generation, transmission or distribution of electric energy for sale. See Enron Power Marketing, SEC No-Action Letter (Jan. 5, 1994). See also Holding Co. Act Rule 58(b)(1)(v) (exempting investments in certain non-utility companies, including companies that derive substantially all of their revenues from the brokering and marketing of energy commodities).


         (11) The price to beat applies only to electric services provided to residential and small commercial customers. Electric services provided to large commercial and industrial customers may be provided at any negotiated price.

territory at prices other than the price to beat until January 1, 2005, unless the Texas Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers is committed to be served by other REPs.(12)

                  By allowing nonaffiliated REPs to provide retail electric service to customers in an electric utility's traditional service territory at any price, the Texas Act encourages competition among retail electric providers. The Texas Commission is currently developing regulations governing quality, reliability and other aspects of service from retail electric providers.(13)

                                    * * * * *

                  The remaining steps in the business separation plan relate to the determination and recovery of "stranded costs" associated with REI's Texas generation assets.(14)


                  On or before June 30, 2002, New REI expects to conduct an initial public offering of approximately 20% of the common stock of Texas Genco Holdings, Inc., the holding company for the Texas Genco LP assets (the "Texas Genco IPO") or distribute such stock to its shareholders. Creation of the minority public ownership interest in Texas Genco LP will permit REI to use the "partial stock valuation method" under the Texas Act for purposes of determining the stranded costs associated with its regulated generation assets.(15)



                  Reliant Resources will have the right to purchase all of New REI's equity interest in Texas Genco LP remaining after the Texas Genco IPO, which retained equity interest will be at least 80% (the "Texas Genco Option").(16) The Texas Genco Option is exercisable in January 2004.



----------

         (12) Reliant Resources may request that the Texas Commission adjust the fuel factor included in its price to beat not more than twice a year if Reliant Resources can demonstrate that the existing fuel factor does not adequately reflect significant changes in the market price of natural gas and purchased energy used to serve retail customers.



         (13) For more information regarding the provisions of the Texas Act, see "Our Business--Regulation--State Regulation" in the Reliant Resources Registration Statement.



         (14) The term "stranded costs" generally refers to historic investments that had been expected to be recovered under regulation that cannot be recovered in a competitive market.


         (15) Under the "partial stock valuation method," the resulting average daily closing price of the common stock can be used to establish the market value of the common stock equity in Texas Genco LP for purposes of determining stranded costs used to develop a nonbypassable competition transition charge.



         (16) The Texas Genco Option agreement provides that if Reliant Resources purchases the Texas Genco LP shares under the Texas Genco Option, Reliant Resources must also purchase all notes and other receivables from Texas Genco LP then held by New REI, at their principal amounts plus accrued interest. The Texas Genco Option agreement contains other provisions regarding the operation

The exercise price for the option will be determined by a market-based formula based on the formula employed by the Texas Commission for determining stranded costs under the partial stock valuation method referenced above.(17)

2.       The Electric Restructuring


                  To prepare for the Texas Genco IPO, REI will contribute its regulated assets used to generate electric power and energy for sale within Texas and the liabilities associated with those assets (the "Texas Genco assets") to a newly-formed subsidiary company, Texas Genco Holdings, Inc. Texas Genco Holdings, Inc., in turn, will contribute the Texas Genco assets to two newly-formed limited liability companies: 1% of the Texas Genco assets to GP LLC, and 99% of the Texas Genco assets to LP LLC. GP LLC and LP LLC will, in turn, contribute the Texas Genco assets to a limited partnership, Texas Genco LP.


                  Texas Genco LP will be a Texas limited partnership and an "electric utility company" within the meaning of the Act. Texas Genco Holdings, Inc., will be a Texas corporation and a holding company that is entitled to an exemption under Section 3(a)(1) of the Act.


                  GP LLC and LP LLC are conduit entities that exist solely to minimize certain Texas franchise tax liability. LP LLC, which will be a Delaware limited liability company, will acquire a 99% limited partnership interest with no voting rights in Texas Genco LP. Because it will not acquire 10% or more of the voting securities of Texas Genco LP, it will not be a holding company for purposes of the Act. GP LLC, which will be a Texas limited liability company, will be a "holding company" because it will acquire the 1% general partnership interest in Texas Genco LP and will qualify for exemption under Section 3(a)(1).(18)



                  At the conclusion of the transactions contemplated herein, GP LLC and LP LLC will not own the Texas Genco assets.



----------

and capitalization of Texas Genco. For more information on these provisions, see "Texas Genco Option" in the Reliant Resources Registration Statement.



         (17) The per share exercise price under the option will equal the sum of (i) the average daily closing price on a national exchange for publicly held shares of common stock of Texas Genco for the 30 consecutive trading days with the highest average closing price during the 120 trading days immediately preceding January 10, 2004, and (ii) a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Commission relating to the market value of Texas Genco LP's common stock equity.



         (18) Texas franchise tax is based upon 4.5% of taxable income. Texas franchise tax law does not provide for any consolidated return concept. Thus each company reports its income on a stand-alone basis, and the payment of dividends from a Texas company to its parent is a taxable event for purposes of Texas franchise tax law. Dividends from a non-Texas company such as LP LLC, however, are not treated as Texas receipts. The use of the LP LLC helps to minimize the Texas franchise tax liability of New REI. But for the Texas franchise tax issue, the generating assets would be owned directly by Texas Genco Holdings, Inc.

A diagram of this stage of the Restructuring is attached hereto as Exhibit F-2.




                  The next steps relate to the formation of New REI as a holding company for the regulated operations. REI has formed New REI as a wholly-owned subsidiary.(19) New REI, in turn, will form a special-purpose wholly-owned subsidiary, Utility Holding LLC which, in turn, will form a special-purpose wholly-owned subsidiary company, MergerCo, which will merge with and into REI with REI as the surviving entity. REI common stock will be exchanged for New REI common stock in the merger, and New REI will become the holding company for Utility Holding LLC, REI and its subsidiaries.




                  REI will then convert to a Texas limited liability company, Reliant Energy, LLC ("REI LLC"). REI LLC will distribute the stock of all its subsidiaries to New REI.(20) Thereafter, with the specific timing dependent on market conditions and obtaining appropriate approvals, New REI will effect a tax-free distribution to its shareholders of its remaining ownership interest in Reliant Resources (approximately 80%). As a result of the Distribution, Reliant Resources will become a separate, publicly traded corporation.




                  New REI will be the holding company for Texas Genco, REI, referred to herein as the "T&D Utility" (which will continue to hold REI's existing electric transmission and distribution businesses), and certain limited nonutility businesses, which are described more fully in Exhibit G-3.




----------


         (19) New REI was incorporated in Delaware on December 13, 2000. As part of the Restructuring, on October 9, 2001, REI reincorporated New REI as a Texas corporation.



         (20) The distribution of the stock of REI's subsidiaries, including GasCo and Texas Genco Holdings, Inc. will be currently taxable under state law as a distribution of appreciated property to New REI and will be also taxable to New REI as an in-kind dividend. To minimize tax inefficiencies, New REI will hold its utility interests through a newly-formed Delaware limited liability company, Utility Holding LLC. The distributions would thus be made first by REI to Utility Holding LLC and, under the "Gain Sourcing Rule," this distribution to a non-Texas entity will eliminate the gain to REI for purposes of Texas state tax law. The in-kind dividend to Utility Holding LLC will not be included in the Texas taxable income of that company because Utility Holding LLC will have no contacts in Texas and accordingly will not be subject to Texas franchise tax.



         Because Utility Holding LLC will be a Delaware limited liability company, it will not qualify for exemption under Section 3(a)(1) of the Act. However, as discussed more fully herein, Applicants believe it is appropriate to "look through" Utility Holding LLC for purposes of analysis under Section 3(a)(1) of the Act. Utility Holding LLC, which will be wholly-owned by New REI, will not be a means by which New REI seeks to diffuse control. Rather, Utility Holding LLC will be a special-purpose entity created for the sole purpose of helping the Applicants to capture economic efficiencies that might otherwise be lost in this transaction. In this regard, it is analogous to the Intermediate Holding Companies that the Commission deemed consistent with Section 11(b)(2) of the Act in National Grid, supra note 2.

                  The formation of Texas Genco and the T&D Utility have been expressly approved by the Texas Commission. The Electric Restructuring will require approval (or a statement of nonopposition) from the Louisiana Commission. In addition, as discussed below, certain aspects of the transaction must be approved by the Nuclear Regulatory Commission ("NRC").

         3.       The GasCo Separation

                  The second stage of the Restructuring relates to the reorganization of GasCo into three separate companies.


                  Upon obtaining the necessary regulatory approvals, including consent from or approval by the Arkansas, Oklahoma, Louisiana, Minnesota, and Mississippi Commissions, GasCo will form two new subsidiary companies, Arkla, Inc. and Minnegasco, Inc., and will contribute to them the Arkla and Minnegasco assets, respectively, in exchange for the stock of the newly-formed companies.(21) GasCo will then distribute the stock of Arkla, Inc. and Minnegasco, Inc. to Utility Holding LLC.(22) GasCo, which will be renamed Entex, Inc. and reincorporated in Texas, will own the Entex assets as well as, through subsidiary companies, natural gas pipelines and gathering business. At the conclusion of this stage of the Restructuring, Arkla, Minnegasco and Entex will be affiliated sister subsidiaries owned, through Utility Holding LLC, by New REI. For further detail regarding this stage of the Restructuring, please see Exhibit F-2.


D.       OTHER REGULATION

                  REI and GasCo currently are subject to broad regulation as to rates and other matters in each of their jurisdictions. Following the
Restructuring:

                  o Entex, Inc. will be subject to the jurisdiction of the Texas Railroad Commission, the Mississippi Commission and the Louisiana Commission;

                  o Arkla, Inc. will be subject to the jurisdiction of the Arkansas Commission, the Louisiana Commission, the Oklahoma Commission and the Texas Railroad Commission;

                  o Minnegasco, Inc. will be subject to the jurisdiction of the Minnesota Commission; and

                  o the T&D Utility and Texas Genco will subject to the jurisdiction of the Texas Commission.

In connection with the Electric Restructuring, the formation of Texas Genco and the T&D Utility has been expressly approved by the Texas Commission. The Electric Restructuring will also




----------

         (21) It is contemplated that Arkla, Inc. and Minnegasco, Inc. will be incorporated under the laws of Delaware.


         (22) For federal tax reasons, this distribution should be made after August 7, 2002.

require approval (or a statement of non-opposition) from the Louisiana Commission, as well as approval from the NRC.

                  The GasCo Separation will require approval or review by the Arkansas Commission, the Louisiana Commission, the Minnesota Commission, the Mississippi Commission and the Oklahoma Commission.

                  Although prior approval is not required from the Texas Railroad Commission for either stage of the Restructuring, Applicants have discussed the proposed Restructuring with that commission and will keep it informed of the regulatory approval process in other jurisdictions.

                  The jurisdiction of the various state commissions, and a summary of the necessary state and federal approvals, are provided below.

         1.       Arkansas

                  The Arkansas Commission has broad jurisdiction over rates and other matters. It has authority to require the submission of "[a]ny additional information which the [Arkansas] Commission may by rule or regulation prescribe as necessary or appropriate for the protection of ratepayers of the domestic public utility or in the public interest."(23) It also can require the production "of any books, accounts, papers, or records of the public utility, or of any affiliate of the utility relating to the public utility's business or affairs within the state, pertinent to any lawful inquiry..."(24)

                  The GasCo Separation will require the approval of the Arkansas Commission under Sections 23-3-101 and 23-3-102 of the Arkansas Code. Section 23-3-101 of the Arkansas Code provides that (i) "[n]o organization or reorganization [of a public utility] shall be had or given effect without the written approval of the [Arkansas Commission]," and (ii) no plan of organization or reorganization shall be approved unless applicant establishes that approval of the plan is "consistent with the public interest." Section 23-3-102 provides that "[w]ith the consent and approval of the [Arkansas Commission], but not otherwise . . . [a]ny public utility may sell, acquire, lease or rent any public utility plant or property constituting an operating unit or system." An application for approval of a transaction covered by Section 23-3-102 must be made by "the interested public utility and shall contain a concise statement of the proposed action, the reasons therefor, and such other information as may be required by the commission."(25) The Arkansas Commission has authority to hold hearings on the application, but it is not required to do so.


----------

         (23) Ark. Code Ann. Section 23-3-307(a)(10).


         (24) Ark. Code Ann. Section 23-2-408.


         (25) Ark. Code Ann. Section 23-3-102(b)(1).

                  The Arkansas Commission is required to approve the application if it finds that the proposed action is "consistent with the public interest."(26) The statute does not, however, impose any time limit for action by the Arkansas Commission.

         2.       Louisiana

                  The Louisiana Commission has broad jurisdiction over rates and other matters. The Louisiana Commission has authority to review all utility contracts, including those between utilities and their affiliates.(27) Further, when setting rates, the Louisiana Commission can review contracts and interactions between the regulated utility and its affiliates and disallow any amount it determines "to be unjust, or unreasonable and designed for the purpose of concealing, abstracting or dissipating the net earnings of the public utility."(28)

                  Both the Electric Restructuring and the GasCo Separation will be subject to review by the Louisiana Commission, pursuant to a Louisiana Commission General Order which provides that, "without prior official action of approval or official action of non-opposition by the [Louisiana Commission]," no utility shall, inter alia, "sell, lease, transfer, mortgage, or otherwise dispose of or encumber the whole or any part of its franchise, works, property or system . . ."(29) The General Order is "intended to apply to any transfer of the ownership and/or control of public utilities . . . regardless of the means used to accomplish that transfer." The General Order lists eighteen factors that the Commission will take into account, dealing with various aspects of financial strength, quality of service, and impact on ratepayers, shareholders and employees, in determining whether to approve, or not oppose, such a transaction.

                  The Louisiana Commission has discretion to approve (or not oppose) a transaction if it concludes, based on its consideration of all of the eighteen factors that the transaction is in the "public interest."

         3.       Minnesota

                  The Minnesota Commission has broad jurisdiction over rates and other matters concerning public utilities operating in Minnesota.

                  The Minnesota Commission also has authority over transactions between affiliates within a utility system. In rate proceedings, or proceedings involving utility practices, the Minnesota Commission can exclude any payment made to an affiliate unless the utility



----------
         (26) Ark. Code Ann. Section 23-3-102(b)(2).


         (27) La. R.S. Section 45:1176.


         (28) Id.


         (29) In re: Commission Approval Required of Sales, Leases, Mergers, Consolidation, Stock Transfers, and All Other Changes of Ownership on Control of Public Utilities Subject to Commission Jurisdiction, General Order (Mar. 18,
1998) (the "General Order").

establishes the reasonableness of the payment.(30) In addition, the Minnesota Department of Commerce has broad authority to "inspect at all reasonable times, and copy the books, records, memoranda and correspondence or other documents of any person relating to any regulated business."(31)

                  The GasCo Separation will be subject to approval of the Minnesota Commission pursuant to Minn. Stat. Ann. Section 216B.50, which states, in pertinent part:

                  No public utility shall sell, acquire, lease, or rent any plant as an operating unit or system in this state for a total consideration in excess of $100,000, or merge or consolidate with another public utility operating in this state, without first being authorized so to do by the [Minnesota] commission. Upon the filing of an application for the approval and consent of the [Minnesota] commission thereto the [Minnesota] commission shall investigate, with or without public hearing, and in case of a public hearing, upon such notice as the [Minnesota] commission may require, and if it shall find that the proposed action is consistent with the public interest it shall give its consent and approval by order in writing.

The Minnesota Commission has interpreted the "consistent with the public interest" standard contained in Section 216B.50 as requiring a showing that a transaction subject to that Section will not adversely affect customers or the public.(32) The four main issues considered by the Minnesota Commission have been the merger's potential impacts on (i) rates; (ii) day-to-day utility operations and reliability of service; (iii) combined market power of the merging companies; and (iv) the Minnesota regulatory process, including the authority of the Minnesota Commission.(33)

         4.       Mississippi

                  The Mississippi Commission has broad jurisdiction over rates and other matters, including affiliate transactions. A public utility must file with the Mississippi Commission "copies of contracts with any person selling services of any kind."(34) No public utility may "pay any fees, commission or compensation of any description whatsoever to any affiliated or subsidiary holding, managing, operating, constructing, engineering or purchasing company for services rendered or to be rendered without first filing copies of all agreements and contracts


----------


         (30) Minn. Stat. Ann. Section 216B.48.


         (31) Minn. Stat. Ann. Section 206A.07.


         (32) In the Joint Petition of Minnegasco a Division of NorAm Energy Corp., et al., Docket No. 008/PA-96-950 (Feb. 24, 1997).

         (33) Id.

         (34) Miss. Code Ann. Section 77-3-10(1).

therefore with the [Mississippi] commission."(35) When establishing rates, the Mississippi Commission can disallow any payment to be capitalized or included as a utility operating cost if it finds the cost to be unjust or unreasonable. In addition, if the utility unreasonably refuses to provide relevant accounts and records of itself or its affiliates, the Mississippi Commission can disallow associated costs.(36)

                  The GasCo Separation will require approval under Section 77-3-23 of the Mississippi Code of 1972.

         5.       Oklahoma

                  The Oklahoma Commission has broad authority over rates and other matters. It has "full visitorial and inquisitorial power to examine such public utilities, and keep informed as to their general conditions,... the management, conduct, operation, practices and services; not only with respect to the adequacy, security and accommodation afforded by their service, but also with respect to their compliance with the provisions of this act, and with the Constitution and laws of this state, and with the orders of the Commission."(37) To the extent a utility's records and activities reflect any affiliate transactions, the Oklahoma Commission can disallow costs that would adversely affect the ratepayer.

                  The GasCo Separation will require approval of the Oklahoma Commission, after a hearing.(38) The Oklahoma Commission's Rules do not provide a time limit for action on a utility's application for approval of the sale, transfer or disposition of jurisdictional plant or operating system.

         6.       Texas

                  The Texas Commission and the Texas Railroad Commission have broad authority over electric and gas utility companies, respectively.


                  As explained in Item 1.C.1. supra, the Restructuring was prompted by, among other things, the unbundling of retail, transmission and distribution and generation functions required by the Texas Act. The Restructuring is subject to the jurisdiction of the Texas Commission under
Section 39.051 of the Texas Act. REI, as an electric utility company, also is generally subject to the jurisdiction of the Texas Commission pursuant to Sections 14.001 and 32.001 of the Texas Utilities Code. By order dated March 15, 2001 (the "Texas Order"), the Texas Commission approved the Restructuring described in this Application in which New REI will



----------
         (35) Miss. Code Ann. Section 77-3-10(2).


         (36) Miss. Code Ann. Section 77-3-10(3).


         (37) 17 Okl. St. Ann. Section 152(c).


         (38) Oklahoma Commission Rules, Ch. 45, Section 165:45-3-5. Section 165:45-3-5 was promulgated by the Oklahoma Commission pursuant to its power of "general supervision over all public utilities." 17 Okl. St. Ann. Section 152 succeed to the ownership of Texas Genco and the T&D Utility. A copy of the Texas Order is attached as Exhibit D-1, and the requirements of the Texas Act are described supra in Item 1.C.1.

                  In addition, the Texas Commission has ongoing authority to adopt and enforce rules as may be necessary to assure reliable electricity and the protection of consumers.(39) The T&D Utility will be subject to cost-of-service rate regulation.(40) The Texas Commission has express authority "to govern transactions ...or activities...between a transmission and distribution utility and its competitive affiliates to avoid potential market power abuses and cross-subsidizations between regulated and competitive activities."(41) The Texas Commission may require a public utility to report information relating to the utility and a transaction between the utility and an affiliate inside or outside the state, to the extent the transaction is jurisdictional.(42) In addition, each public utility is required to "keep and provide to the regulatory authority, in the manner and form prescribed by the [Texas] commission, uniform accounts of all business transacted by the utility."(43)

                  The Texas Railroad Commission has exclusive original jurisdiction over the rates and services of a gas utility distributing natural or synthetic gas in areas outside a municipality.(44) The Texas Railroad Commission may require a gas utility to report information relating to the gas utility and an affiliate inside or outside the state; require the filing of any affiliate contracts; and require that affiliate contracts not in writing be reduced to writing and filed with the commission.(45) Unless a gas utility reports to the Texas Railroad Commission in a reasonable time, it may not sell, acquire or lease Texas facilities for a total consideration of more than $1 million or merge or consolidate with another Texas gas utility.(46) The Texas Railroad Commission has jurisdiction over an affiliate to the extent of access to an account or a record of the affiliate relating to an affiliate transaction.(47) The Texas Railroad Commission may require the examination and audit of the accounts of a gas utility.(48) It may also require the production of out of state records.(49)


----------
         (39) Tex. Util. Code Ann. Section 14.002.


         (40) Tex. Util. Code Ann. Section 39.201.


         (41) Tex. Util. Code Ann. Section 39.157(d).


         (42) Tex. Util. Code Ann. Section 14.003.


         (43) Tex. Util. Code Ann. Section 14.151(a).


         (44) Tex. Util. Code Ann. Section 102.001(a).


         (45) Tex. Util. Code Ann. Section 102.003.


         (46) Tex. Util. Code Ann. Sections 102.051(a)(1)-(2).


         (47) Tex. Util. Code Ann. Section 102.104.


         (48) Tex. Util. Code Ann. Section 102.202.

         (49) Tex. Util. Code Ann. Section 102.206.

                  Although the Texas Railroad Commission will not have jurisdiction over the GasCo Separation, Applicants have discussed the Restructuring with the commissioners and staff members of the Texas Railroad Commission. The GasCo Separation will not adversely affect the authority of the Texas Railroad Commission over the Entex gas utility operations.

         7.       Nuclear Regulatory Commission


                  REI owns a 30.8% interest in the South Texas Project electric generating station, a nuclear generating plant consisting of two 1,250 MW generating units, and holds NRC licenses with respect to its interest. As part of the Restructuring, this interest is being transferred to Texas Genco, which will be a subsidiary of New REI. Section 184 of the Atomic Energy Act provides that no license may be directly or indirectly transferred unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. REI is seeking approval from the NRC for the transfer of control of its NRC licenses and the ownership by New REI of Texas Genco in connection with the Restructuring. The NRC issued a notice of the proposed transactions on September 28, 2001, with a return date of October 29, 2001.(50) It is anticipated that REI will have received such approval from the NRC prior to the issuance of the Initial Order.


         8.       Internal Revenue Service


                  REI is in the process of seeking private letter rulings from the Internal Revenue Service relating to the Restructuring and the Distribution. Once obtained, these rulings would, among other things, confirm the tax-free treatment of the spin-off of Reliant Resources stock to occur in the Distribution.


                                    * * * * *

                  Apart from the above-listed approvals, no other regulatory authorities have jurisdiction over the Electric Restructuring. The approval or consent of certain local authorities may be required in connection with the GasCo Separation. Applicants are in the process of identifying which local jurisdictions may be implicated and will seek and obtain all such approvals and supplement the record to reflect the same.


E.      PROPOSED REPORTING REQUIREMENTS



                  New REI will file certificates under Rule 24 on a a semi-annual basis (within 90 days after June 30 and December 31 of each year), stating: (i) gross operating revenues and net operating revenues for New REI and each of its public-utility subsidiary companies, (ii) the percentage contribution of each public-utility subsidiary company, (iii) a breakdown (as applicable) of Texas and non-Texas revenues and (iv) the percentage of each, all for the past year. For a period not to exceed three years from the date of the Initial Order, each semi-annual report will present a comparative report of the previous semi-annual report.


ITEM 2. FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Restructuring transactions requiring the approvals requested herein, including the solicitation of proxies and other related matters, are estimated as follows:


----------
         (50) 66 Fed. Reg. 49711 (Sept. 28, 2001).

                  Commission filing fee for the Form S-4 relating to the Restructuring...................*
                  Accountants' fees......................................................................*
                  Legal fees and expenses relating to the Act............................................*
                  Other legal fees and expenses..........................................................*
                  Shareholder communication and proxy solicitation.......................................*
                  NYSE listing fees......................................................................*
                  Exchanging, printing and engraving of stock certificates...............................*
                  Financial advisory fees and expenses...................................................*
                  Consulting fees........................................................................*

                                                     * To be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

                  The following sections of the Act are or may be directly or indirectly applicable to the Restructuring:


Section of the Act                       Transactions to which Section or Rule is or may be applicable
------------------                       -------------------------------------------------------------

Section 3(a)(1)                          Exemption of New REI, Texas Holdings, Inc. and GP LLC

Sections 9 and 10                        Acquisition by New REI of Utility Holding LLC, Texas Genco Holdings, Inc., GP
                                         LLC, Texas Genco LP, the T&D Utility and GasCo

                                         Acquisition by New REI and Utility Holding LLC of Entex, Inc.,  Arkla, Inc.
                                         and Minnegasco, Inc.

                                      * * *

                  Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."(51) As set forth more fully below, the Restructuring complies with all of the applicable provisions of Section 10 of the Act and should therefore be approved by the Commission. Among other things:

                  (i) the Restructuring will not create detrimental interlocking relations or concentration of control;


                  (ii) the Restructuring will not result in an unduly complicated capital structure for the New REI group;



----------
         (51) For purposes of Section 9(a)(2), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company." Act Section 2(a)(11)(A).

                  (iii) the Restructuring is in the public interest and the interests of investors and consumers;

                  (iv) the Restructuring is consistent with Sections 8 and 11 of the Act; and

                  (v) the Restructuring will comply with--and indeed is in large part driven by the need to comply with--all applicable state laws.

In considering this Application, the Commission should also recognize that the Restructuring involves no acquisition of additional utility systems or assets and no entry into new geographic areas or new businesses.

A.       SECTION 10(b)

                  Section 10(b) of the Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.(52)

In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

         1.       Section 10(b)(1)

                  The Restructuring will not give rise to any of the abuses that
Section 10(b)(1) was intended to prevent. The purpose of Section 10(b)(1) is to prohibit utility acquisitions that result in an undue concentration of economic power.(53) Although the Restructuring will reorganize the




----------
         (52) Act Section 10(b).


         (53) Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" that results in a "huge, complex and irrational holding company systems." American Elec. Power Co., corporate relationships within the present REI system, it differs significantly from the vast majority of transactions analyzed under Section 10(b)(1) in that it will not involve the acquisition of additional utility systems or entry into new geographic markets and therefore will not involve any additional concentration of control of public-utility companies.

                  Further, the competitive effects of the Restructuring have been considered at length by the Texas Commission. Indeed, REI has undertaken the Restructuring in response to changes in Texas law designed to foster state competitive policy and further state regulatory oversight. Following the Restructuring, control of utility assets will not be more concentrated, but instead will be more diffused as a result of the competitive policy of the State of Texas. Moreover, it should be noted that the Restructuring involves no growth or extension of the REI system as there will be no acquisition of additional utility systems or assets. Nor does it create the potential for abuse in pricing or production. Indeed, the overall effect of the Restructuring is decidedly pro-competitive.

                  For these reasons, the Restructuring will not tend towards interlocking relations or the concentration of control of public-utility companies of a kind or to the extent detrimental to the public interest or the interests of investors or consumers.

         2.       Section 10(b)(2)


                  In the context of corporate restructurings, the Commission has found the requirements of Section 10(b)(2) satisfied where the proportion of each shareholder's interest in the underlying venture is unchanged as a result of the proposed transactions.(54) In this matter, the jurisdictional transactions, involving the reorganization of existing utility operations, do not affect the proportion of each shareholder's interest. Nor will the larger transaction, the separation of New REI and Reliant Resources, affect the proportion of each shareholder's interest. At the conclusion of the Restructuring, a shareholder with stock in REI will have stock, in the same proportions, in two companies (New REI and Reliant Resources). As a result, the consideration will be fair and reasonable under Commission precedent.



                  The overall fees, commissions and expenses that REI and New REI will incur in connection with the Restructuring, the amount of which will be filed by amendment, will be reasonable and fair in light of the size and complexity of the Restructuring and the anticipated benefits of the Restructuring to the public, investors and consumers. Further, they will be



----------
HCAR No. 20633, 46 SEC Docket 1299, 1309 (July 21, 1978). As such, Section 10(b)(1) is not concerned with a transaction such as the Restructuring which involves no acquisition of additional utility systems or assets, but is confined to the organization and relationships of integrated utilities.


         (54) See Wisconsin Energy Corp., HCAR No. 24267, 1986 WL 626747 (Dec. 18, 1986) ("The proportion of each shareholder's ownership will be unchanged, and the consideration is fair and reasonable.") Accord SIGCORP, Inc., HCAR No. 26431, 1995 WL 759826 (Dec. 14, 1995); Niagara Mohawk Holdings, HCAR No. 26986,
1999 WL 114400 (March 4, 1999).

consistent with the percentages of such costs for previously approved, similar transactions.(55) Therefore, they will meet the standards of Section 10(b)(2).

         3.       Section 10(b)(3)


                  Section 10(b)(3) requires the Commission to determine whether the Restructuring will result in an unduly complicated New REI capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of New REI's system.



                  It is contemplated that New REI will initially own 100% of the common equity of each of Texas Genco LP, the T&D Utility and GasCo (the "Utility Subsidiaries"). As noted above, to comply with Texas law, New REI plans to conduct an initial public offering of approximately 20% of its Texas Genco common stock or distribute such stock to its shareholders on or before June 30, 2002. Creation of a minority public ownership interest in Texas Genco is one of the methods prescribed in the Texas Act for the determination of stranded costs associated with REI's existing regulated generation assets in Texas, and so should not be deemed to create an unduly complicated capital structure within the meaning of Section 10(b)(3) of the Act.



                  New REI expects that both the gas and electric utility operations of New REI will maintain a minimum of 30% common equity capitalization and investment grade credit ratings from one or more Nationally Recognized Statistical Rating Organizations ("NRSROs"). Prior to the filing of this Application, New REI has received indicative investment grade debt ratings from Moody's (Baa2) and Standard & Poor's (BBB) for its senior unsecured debt. Further, New REI itself expects to maintain an investment grade credit rating from one or more NRSROs.(56)



----------
         (55) Compare CP&L Energy, HCAR No. 27284, 2000 WL 1741681 (Nov. 27,
2000); NiSource, HCAR No. 27263, 2000 WL 1629977 (Oct. 30, 2000); Exelon Corp.,
HCAR No. 27256, 2000 WL 1671969 (Oct. 19, 2000); Cinergy Corp., HCAR No. 26146,
1994 WL 596377 (Oct. 21, 1994); Entergy Corp., HCAR No. 25952, 1993 WL 541317
(Dec. 17, 1993); Northeast Utilities, HCAR No. 25548, 1992 WL 129531 (June 3,
1992).

         (56) It is appropriate for the Commission to consider credit ratings in determining whether a proposed transaction would be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the holding company system. NRSRO ratings are an important factor in many regulations. For example, the Commission requires investment grade status for a registrant seeking to register debt on Form S-3, and Investment Company Act Rule 3a-7 recognizes the role that NRSRO ratings play in the regulatory scheme where structured finance, special purpose vehicles are concerned. See 17 C.F.R.
Section 270.3a-7 (concerning issues of asset-backed securities). The Commission commented in that context that "rating agency evaluations appear to address most of the [Investment Company] Act's concerns about abusive practices, such as self-dealing and overreaching by insiders, misvaluation of assets, and inadequate asset coverage." Exclusion from the Definition of Investment Company for Certain Structured Financings, ICAR No. 18736, 1992 WL 129535 at *9 (May 29,
1992).

         Formal and informal recognition by the Commission of the importance of NRSRO determinations is a well-understood, established theme in the fabric of Commission regulation.

                  The investment grade ratings reflect certain underlying indicators of financial stability, including:

                  (i) a growing, stable customer rate base, which the New REI utilities have served for many years;

                  (ii) a state regulatory regime which has avoided the mistakes of other deregulation plans by allowing for a market adjustment of retail rates;

                  (iii)    an abundance of power generation in Texas; and

                  (iv) the ability, under the Texas Commission orders, to securitize utility assets and to service the related structured finance obligations to the special purpose entity formed for that financing through transaction charges which are creatures of state law.


The investment grade rating also reflects the fact that the Restructuring will improve the "business risk profile"(57) of the regulated companies. The Restructuring will allow the market to distinguish between the risk profiles associated with REI's two most significant lines of business, a fact recognized by Standard & Poor's in its assessment of the business risk profile of REI currently and each of New REI and Reliant Resources following the Restructuring. Whereas Standard & Poor's currently has assigned REI a business risk profile of 5, it has assigned New REI a business risk profile of 3 (indicating a lower overall business risk) and Reliant Resources a business risk profile of 7 to 8.



                  Under the Restructuring, New REI will remain almost in its entirety a regulated business: (i) it will no longer be responsible for making retail electric sales to customers, as that role will be the responsibility of Reliant Resources's retail segment; (ii) the T&D Utility will be precluded by the Texas Act from selling electricity at retail; and (iii) unlike the regulated entity under most



----------
As Investment Company Act Rule 3a-7 demonstrates, the Commission has considerable authority to determine the extent to which it gives weight to the factors underlying these ratings.



         (57) A "business risk profile" is a metric used by Standard & Poor's to analyze the strength of an individual company within a specific industry. In developing a business risk profile of a company, Standard & Poor's analyzes the characteristics of the particular industry in which that company is involved, as well as the competitive position of that company relative to other companies within the industry. The rating scales for business risk profiles differ depending on the industry. Utilities are rated on a scale from 1 to 10, with 1 representing the least degree of risk. Companies with low business risk profiles
- usually transmission/distribution companies - are scored 1 through 4 and are considered to have "well above average" to "above average" business positions relative to the utilities industry as a whole. Those companies facing greater competitive threats - typically, power generating companies - are scored between 7 to 10, and are considered to have "below average" to "well below average" business positions relative to others in the utilities industry. See Standard & Poor's, Corporate Ratings Criteria 17 (2000). Effectively, the plan in this matter allocates the business risks associated with the unregulated business to Reliant Resources and the lower risks associated with regulated business to New REI.

other deregulation schemes, the T&D Utility will have no obligation to serve as a provider of last resort and will only provide the wires and service to deliver the electricity from the generating company to the retail provider's customers. Nor will New REI retain the utility power sourcing obligation, which has traditionally been the origin of most risk for electric utilities. Generation will be the obligation of separate power generation companies, which incur the risks associated with obtaining fuel, constructing new generating capacity and selling power to the retail providers. Although New REI initially will retain the Texas Genco business as a separate subsidiary, it will not have an obligation to construct additional generation capacity, nor will it be responsible for sourcing power for retail customers.


                  Based upon the foregoing, the Commission should find that the standards of Section 10(b)(3) are satisfied.

B.       SECTION 10(c)

                  Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

                  (i) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

                  (ii) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.(58)

                  In the Restructuring, REI is simplifying its corporate structure for its regulated businesses and focusing on its core utility operations consistent with state-imposed utility restructuring legislation. Accordingly, the Commission should find that the standards of Section 10(c) are satisfied. While the Restructuring does not implicate the concerns toward which
Section 10(c) is directed, the Applicants nevertheless provide the following discussion, which demonstrates compliance with the technical requirements of Sections 10(c), 8 and 11.

         1.       Section 10(c)(1)


                  Section 10(c)(1) requires consideration of provisions (Sections 8 and 11) that, by their terms, apply to registered holding companies and therefore are not directly applicable to the proposed New REI acquisitions. Nonetheless, the proposed acquisitions satisfy the requirements of Section 10(c)(1).


                  Section 10(c)(1) requires that an acquisition be lawful under
Section 8 of the Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility that serve substantially the same territory without the express approval of the state commission when that state's law prohibits or requires approval of the acquisition. In



----------
         (58) Act Section 10(c).

the present case, Section 8 is not implicated because the Restructuring will not create any new situations of common ownership of combination systems within a given state. Following the Restructuring, New REI will continue to provide electric and gas utility services in the State of Texas. Because the Texas Act does not prohibit combination gas and electric utilities serving the same area, the Restructuring does not raise any issue under Section 8 or the first clause of Section 10(c)(1).


                  In addition, Section 10(c)(1) directs the Commission to disapprove an acquisition that would be detrimental to broad policies set forth in Section 11 of the Act. Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public-utility system [either gas or electric], and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system."(59) The Commission has explained that "the limitation [set forth in Section 11(b)(1)] is intended to eliminate evils that Congress found to exist 'when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties.'"(60) The particular evil at which Section 11(b)(1) is directed is not presented in this case, as the Restructuring does not involve any growth or extension of the REI system. For this reason, the Restructuring is not at all detrimental to the policy goals of Section 11(b)(1) of the Act.


                  The Commission consistently has recognized that strict compliance with the standards of Section 11 is not required where the resulting holding company is exempt under Section 3.(61) In this regard, the Commission has previously determined that a holding company may acquire utility assets that will not make up a single integrated system or comply fully with the (A)-(B)-(C) clauses of Section 11(b)(1), provided that there is a "de facto" integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition.(62) The proposed Restructuring in this matter is fully consistent with the de facto integration standards of Section 10(c)(1) that the Commission has applied to exempt holding companies in a number of cases. As discussed below, the New REI electric and gas systems will each be an "integrated public-utility system" within the meaning of Section 2(a)(29) of the Act.(63) Further, there will continue to be de facto integration of the two in



----------
         (59) Act Section 11(b)(1) (emphasis added).


         (60) New Century Energies, HCAR No. 27212, 2000 WL 1160583 at n.27 (Aug. 16, 2000) (quoting Act Section 1(b)(4)) [hereinafter "2000 NCE Order"].


         (61) See, e.g., Gaz Metropolitan, HCAR No. 26170, 1994 WL 666007 (Nov. 23, 1994).


         (62) See, e.g., AES Corp., HCAR No. 27363, 2001 WL 286141 (Mar. 23,
2001) and cases cited therein.


         (63) Section 2(a)(29) sets forth the definition of an "integrated public-utility system," as applied to electric and gas utility companies.
Section 10(c)(2) of the Act prohibits the Commission from approving the acquisition of utility assets unless it finds that the acquisition will "[tend] towards the economical and the efficient development of an integrated public-utility system." The Commission regularly considers the integration requirement set forth in these two that the service territories of the gas and electric systems overlap, and the gas and electric systems have been operated under common control since 1997 and, among other things, share corporate services.


                  (i)      Integration of the electric utility operations

                  Section 2(a)(29)(A) of the Act defines the term "integrated public-utility system," as applied to electric utility properties, as:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.(64)

Upon completion of the Electric Restructuring, the current assets of REI will be divided between Texas Genco and the T&D Utility. At present, the REI electric assets are all physically interconnected and are economically operated by a single entity as a single interconnected and coordinated system. The Commission, in other matters, has found a single integrated electric


----------
sections in a single integration analysis, and the Applicants do so here. See, e.g., CP&L Energy, HCAR No. 27284, 2000 WL 1741681 at *8-16; NiSource, HCAR No. 27263, 2000 WL 1629977 at *14; Exelon, HCAR No. 27256, 2000 WL 1671969 at *10;
2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *9; New Centuries Energies, HCAR No. 26748, 1997 WL 429612 at *9 (Aug. 1, 1997).


         (64) Act Section 2(a)(29)(A). On the basis of this statutory definition, the Commission has established four standards that must be met before it will find that an integrated public-utility system will result from a proposed acquisition of securities: (i) the utility assets of the system must be physically interconnected or capable of physical interconnection (the "interconnection requirement"); (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system (the "economic and coordinated operation requirement"); (iii) the system must be confined in its operations to a single area or region (the "single area or region requirement"); and (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation (the "no impairment requirement").

utility system where generating assets of an existing integrated system are transferred to a separate subsidiary.(65)


                  The system's operations are confined to the State of Texas, primarily a 5,000-square-mile area on the Texas Gulf Coast.(66) Further, the New REI customers will continue to enjoy the advantages of localized management, efficient operations, and effective state regulation. The Restructuring does not involve the acquisition or combination of any new utility assets. Accordingly, the Restructuring is consistent with the requirements of Section 10(c) with respect to REI's electric utility assets.


                  (ii)     Integration of the gas utility operations

                  With respect to gas utility properties, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) as:

                  a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.(67)

Each standard of Section 2(a)(29)(B) must be read in connection with the other provisions of the Section and in light of the facts under consideration.(68) In recent orders, the Commission has noted developments that have occurred in the gas industry, and has interpreted the Act and analyzed proposed transactions in light of these changing circumstances.(69)


----------
         (65) See Allegheny Energy, Inc., HCAR No. 27399, 2001 WL 587981 (May 16, 2001); Allegheny Energy, Inc. HCAR No. 27205, 2000 WL 1074064 (July 31,
2000).


         (66) A map of the REI electric system is included as Exhibit E-2 to this Application.


         (67) Act Section 2(a)(29)(B).


         (68) See NiSource, HCAR No. 27263, 2000 WL 1629977 at *15.


         (69) Id. It should be noted that the Division has recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement." The 1995 Report of the Division of Investment Management on the Regulation of Public-Utility Holding Companies (the "1995 Report") at 71.

                  The GasCo system currently satisfies the criteria set forth in
Section 2(a)(29)(B) and will continue to do so following the Restructuring.(70) The GasCo system has operated historically as an integrated system with one central management, both as a division of REI and prior to that as a stand-alone, publicly-traded company. While GasCo conducts its gas distribution operations through three unincorporated divisions, all significant management and administrative functions, such as supply planning and gas acquisition services, as well as financial, accounting, tax, purchasing and other essential management functions are performed by a central management located in Houston.

                  Further, the GasCo system also procures natural gas from a common source of supply and therefore is deemed under Section 2(a)(29)(B) to operate in a single area or region.(71) The Commission has stated that its consideration of "common source of supply" within the meaning of Section 2(a)(29)(B) is based on its understanding of the contemporary gas industry.(72) The Commission has stated that with respect to the concept of a common source of supply, the relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economic and reliable basis.(73)

                  Minnegasco, Entex and Arkla have overlapping sources of gas supply. Currently, Energy Services sells gas to Minnegasco and Arkla. A majority of this gas is purchased from the Mid-continent region. The Koch Gateway pipeline supplies gas to each of Arkla and Entex. All of Entex, Arkla and Minnegasco purchase gas from Dynegy. In addition, because of the centralized way in which GasCo conducts its bidding process for gas supplies, the local distribution companies could receive supplies from other common suppliers at any time. The various divisions of GasCo utilize common transportation and storage facilities. The Commission has stated that the risk sought to be addressed by the "single area" or region requirement is the potential for "scatteration" -- the ownership of widely dispersed utility properties that do not lend themselves to efficient operation and effective state regulation.(74) In


----------
         (70) A map of the GasCo system is included as Exhibit E-3 to this Application.


         (71) The Commission has often previously found that systems separated by intervening service territories are in the same region if they procure gas from a common source of supply. See, e.g., NiSource, HCAR No. 27263, 2000 WL 1629977 at *17 (approving merger of two gas systems that were not contiguous); NIPSCO Indus., HCAR 26975, 1999 WL 61423 at *7 (Feb. 10, 1999) (citing cases).


         (72) 2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *18.


         (73) 2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *18 (citing
NIPSCO Indus., HCAR No. 26975, 1999 WL 61423). Compare NiSource, HCAR No. 27263, 2000 WL 1629977 at *17.


         (74) NiSource, HCAR No. 27263, 2000 WL 1629977 at *17. In this regard, the Commission has noted that the Act is particularly directed against the growth and extension of holding companies that bear no relation to the economy of management and operation or the integration the present case, there is no such risk as GasCo will be managed, operated and regulated in the same manner both before and after the Restructuring. For these reasons, GasCo satisfies the "single area or region" requirement.

                  Finally, the GasCo Separation will not impair localized management, efficient operation, or effective regulation of GasCo. The local operations of GasCo will continue to be handled in the same manner as before the GasCo Separation, allowing managers to remain close to the gas operation and preserving the advantages of local management while reaping the benefits of scale in certain centralized functions such as gas procurement and operations support. Further, the same state regulatory bodies will continue to exercise regulatory authority over GasCo's gas operations. For these reasons, the Commission should conclude that the GasCo Separation will satisfy the integration requirements of Section 2(a)(29)(B) of the Act.

                  (iii) De facto integration of the gas and electric utility operations


                  There is currently de facto integration of REI's electric and gas utility systems and, post-Restructuring, there will continue to be de facto integration of the New REI electric and gas utility operations. Among other things, the entire 5,000+ square mile service territory of the T&D Utility overlaps the gas service territory of Entex. In terms of customers, approximately 925,000 of Entex's gas customers are also electric customers of HL&P.


                  In addition, the gas and electric systems have been operated under common control since 1997 and share, among other things, corporate services. The continued combination of these operations will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1) of the Act was intended to address. The proposed Restructuring will facilitate the ability of state ratemaking authorities to carry out their statutory duties.

                  (iv) The Restructuring will not result in an unduly complicated corporate structure

                  In addition, Section 11(b)(2) of the Act requires the Commission to ensure that "the corporate structure or continued existence of any company in the [registered] holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." In a number of recent matters involving registered holding companies, the Commission has deemed it appropriate to "look through" intermediate holding companies or to treat them as a single company for purposes of analysis under Section 11(b)(2).(75) The Commission reasoned


----------
and coordination of related operating properties and the lack of effective public regulation. Id. at n.33.


         (75) National Grid, HCAR No. 27154, 2000 WL 279236; Exelon Corp., HCAR No. 27259, 2000 WL 1568770 (Oct. 20, 2000). See also West Penn Ry. Co., HCAR No.
953, 1938 WL 32259 (Jan. 3, 1938) (authorizing continued existence of intermediate holding company) and West Texas Util. Co., HCAR No. 4068, 1943 WL 30591 (Jan. 25, 1943) (reserving jurisdiction under section 11(b)(2) in connection with acquisition creating a "great-grandfather" company).

that the use of such intermediate holding companies does not implicate the abuses that Section 11(b)(2) was designed to address where, as here, the intermediate holding companies will have no outside security holders, lenders or customers. In this matter as in National Grid the Intermediate Holding Companies will not serve as a means by which New REI seeks to diffuse control of the Utility Subsidiaries. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in the proposed Restructuring.(76)


                  For these reasons, the Commission should find that the standards of Section 10(c)(1) are satisfied.

         2.       Section 10(c)(2)


                  The Restructuring will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. Among other things, the Restructuring will separate the riskier unregulated businesses from New REI's utility operations. Second, the Restructuring will facilitate the continued implementation of various administrative measures designed to ensure economical and efficient operation of New REI's utility operations. Following REI's acquisition of NorAm (GasCo), REI initiated efforts to centralize many of the activities and administrative functions of the gas and electric utility operations. Accounting and human resources have been centralized for Arkla, Entex and HL&P and preparations are underway for the inclusion of Minnegasco in that centralization. REI is also in the process of centralizing information systems, with that process to be completed in mid-2002. Other functions, such as meter reading, mapping and trenching for the gas and electric utilities, are being combined.


                  As noted above, the Commission has previously determined that structural changes, such as the formation of a holding company or the Restructuring at issue here, can provide advantages that will tend to produce economies and efficiencies in utility operations and benefit both utility ratepayers and investors.(77) Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.(78) While some potential


----------
In National Grid, the Commission explained that: "These decisions rest upon our determination that the economic benefits associated with the additional corporate layers outweighed the potential for harm and the possibility that there could be a recurrence of the financial abuses that the Act was intended to eliminate." HCAR No. 25154, 2000 WL 279236 at n.70.



         (76) The corporate structure of New REI as it will exist after completion of the Restructuring is included as Exhibit F-3 hereto. A discussion of such economic efficiencies is included as Exhibit G-5 hereto.



         (77) See, e.g., National Grid, HCAR No. 27154, 2000 WL 279236.


         (78) See American Elec. Power Co., HCAR No. 20633, 46 S.E.C. 1299.

benefits -- such as the reduction in business risk -- cannot be precisely estimated, they should be considered by the Commission.(79)

C.       SECTION 10(f)

                  Section 10(f) of the Act provides that:

                  The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.(80)

                  As described in Item 4 of this Application, REI has obtained, or is in the process of obtaining, orders from the affected state commissions. The Applicants ask the Commission to reserve jurisdiction over the disaggregation of GasCo pending receipt of these orders.

D.       SECTION 3(a)(1)

                  Section 3(a)(1) of the Act provides that the Commission

                  shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this title, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.(81)

----------
         (79) See Centerior Energy Corp., HCAR No. 24073, 1986 WL 626506 at *7 (Apr. 29, 1986) ("[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.").

         (80) Act Section 10(f).


         (81) Act Section 3(a)(1).

When the Restructuring is completed, New REI, Texas Genco Holdings, Inc., GP LLC and each of New REI's material Utility Subsidiaries will be incorporated in Texas and be "predominantly intrastate in character and carry on their business substantially" in Texas.(82)



                  By way of background, it is important to note that REI has historically operated as an exempt holding company. As a result of the Electric Restructuring required by the State of Texas, New REI (as successor to REI) will no longer satisfy the objective standards for exemption under Section 3(a)(2). The Electric Restructuring will not, however, change the geographic scope or customer base of the utility operations. Nor will it involve the acquisition of additional utility systems or assets. Rather, the Electric Restructuring will reorganize the electric operations to comply with Texas law, and the GasCo Separation that follows will replace the divisional system with separate subsidiaries, thereby providing greater transparency and minimizing cost allocation concerns. Thus, the Restructuring will enhance the effectiveness of state regulation, consistent with the policies of the Act.



                  As noted above, REI currently would qualify for exemption pursuant to Section 3(a)(1). Going forward, the profile of the utility's revenues will change as the "retail" utility services - retail marketing and customer care services - are transferred to Reliant Resources. Applicants have prepared projections of the anticipated utility revenues for the New REI companies through 2003. While there are a number of factors that could cause actual results to differ, these projections represent management's best judgment based on certain identified assumptions.(83) Both Congress and the Commission, in other contexts, have recognized the importance of



----------
         (82) Both Texas Genco Holdings, Inc. and GP LLC will be formed under the laws of Texas and operate exclusively in that state.



         As discussed previously, for tax purposes, New REI will hold its subsidiaries through a Delaware limited liability company Utility Holding LLC. To achieve the increased economic efficiencies that are the basis for its existence, Utility Holding LLC must be a non-Texas entity and so would not technically qualify for exemption under Section 3(a)(1). It is important to understand that the Utility Holding LLC is not a means for dispersing control or otherwise giving rise to the types of problems that the Act was intended to prevent. Rather, it will be a special-purpose entity wholly-owned by New REI with no public or private institutional equity or debt holders. In National Grid, the Commission found it appropriate to "look through" intermediate holding companies that were formed for tax reasons and that did not engage in any other business HCAR No. 27154, 2000 WL 279236. Applicants submit that similar treatment is warranted here.


         (83) The following list identifies some of the factors that could cause actual results to differ from those projected: state or federal legislative and regulatory developments, including deregulation, re-regulation and restructuring of the electric utility industry and changes in or application of environmental and other laws and regulations to which Applicants are subject; industrial, commercial and residential growth in the service territories; weather variations and other natural phenomena; and political, legal and economic conditions and developments.

forward-looking information in today's markets.(84) Further, Applicants will report, on an annual basis, the revenues of New REI and each of its utility subsidiary companies.


                  (i)      Use of Net Utility Revenues

                  Although the statute speaks in terms of "income," the Commission has considered a variety of numerical indicators and traditionally placed the greatest reliance on a comparison of revenues. In its February 1999 NIPSCO order,(85) the Commission focused on net utility revenue (gross revenue less cost of gas for gas utilities or cost of fuel for electric utilities) in order to eliminate distortions between gas utility revenue and electric utility revenue. In the instant case, a focus on net utility revenue is even more appropriate. The T&D Utility will not have "gross operating revenues" (in the sense historically focused on by the Commission) because it will have no fuel cost component included in its revenues. Texas Genco's gross operating revenues are influenced to a large degree by its fuel costs, and GasCo's gross operating revenues are influenced to an even greater degree by its fuel costs, which are essentially a pass-through. Therefore, the Applicants respectfully submit that net revenues should be the relevant focus of the Commission's review in this instance.

                  (ii)     NIPSCO provides precedent for the exemption


                  New REI will be incorporated in the State of Texas, as will its utility subsidiaries that are deemed "material" to New REI for purposes of
Section 3(a)(1). In the February 1999 NIPSCO order, the Commission found that an out-of-state utility subsidiary which contributed the following percentages of the consolidated holding company figures, with a three-year average of 10.9%, would not be a material subsidiary for purposes of Section 3(a)(1):


                 PERCENTAGE OF GROSS OPERATING REVENUES       PERCENTAGE OF NET OPERATING REVENUES
                 --------------------------------------       ------------------------------------

                             16.0% - 16.2%                               10.8% - 11.2%


----------
         (84) The Private Securities Litigation Reform Act of 1995 created a statutory safe harbor for certain forward-looking statements. Pub. L. No. 104-67, 109 Stat. 737. See Section 27A of the Securities Act of 1933. The legislation codified and expanded the Commission's long-standing administrative practice. See, e.g., SAR No. 6084 (June 25, 1979) (adopting Rule 175 under the Securities Act to provide a safe harbor for certain forward-looking statements made with a "reasonable basis" and in "good faith").

         (85) NIPSCO Industries, Inc., HCAR No. 26975, 1999 WL 61423 (Feb. 10,
1999).

The pro forma amounts and percentages of gross operating revenues and net operating revenues for New REI and its utility subsidiary companies, based on actual revenues for the years 1998 through 2000, are as follows:


                                                GROSS OPERATING REVENUES              NET OPERATING REVENUES
                                               --------------------------          ----------------------------
                                                AMOUNT                             AMOUNT
                                                ($MM)          PERCENTAGE           ($MM)            PERCENTAGE
                                               -------         ----------          ------            ----------
         REI (HL&P)
         1998                                  4,350.0            71.0%            2,894.9              80.8%
         1999                                  4,250.8            70.5%            2,691.4              79.8%
         2000                                  5,279.2            66.8%            2,867.3              79.9%
         ENTEX
         1998                                    745.5            12.2%              306.4               8.5%
         1999                                    736.4            12.2%              304.7               9.0%
         2000                                  1,045.8            13.2%              326.9               9.1%
         ARKLA
         1998                                    467.5             7.6%              189.1               5.3%
         1999                                    457.1             7.6%              184.1               5.5%
         2000                                    682.7             8.6%              188.2               5.3%
         MINNEGASCO
         1998                                    560.6             9.2%              193.6               5.4%
         1999                                    588.6             9.7%              191.4               5.7%
         2000                                    891.7            11.3%              204.5               5.7%

On a historical basis, only REI (HL&P), which is incorporated in Texas and operates exclusively in Texas, would be a material utility subsidiary.(86)

         The range of the pro forma projected percentages of gross operating revenues and net operating revenues for each of the Utility Subsidiaries for years 2001 through 2003 is set forth below:(87)


                                              PERCENTAGE OF GROSS OPERATING         PERCENTAGE OF NET OPERATING
                                                        REVENUES                             REVENUES
                                              -----------------------------         ---------------------------

         GENCO                                            0 - 26.5%                           0 - 16.4%
         T&D UTILITY                                  30.1% - 69.9%                       60.4% - 81.5%
         ENTEX                                        12.6% - 19.1%                        9.1% - 12.0%
         ARKLA                                        7.5 % - 10.8%                        5.1% - 6.5%
         MINNEGASCO                                   10.1% - 16.0%                        4.2% - 5.4%



----------
         (86) HL&P serves approximately 1.7 million customers, all within Texas. Attached hereto as Exhibit G-2 is a table detailing the geographic breakdown of gas-utility customers by business unit, by state, as of August, 2001.

         (87) For 1998 through 2001, electric utility revenues (wires, retail sales and Texas generation sales) are reported on a consolidated basis.

Based on REI's post-Restructuring projections, both Arkla and Minnegasco would account for far less than the 10.8% to 11.2% of net utility revenues approved in NIPSCO and therefore these entities should not be deemed to be material Utility Subsidiaries. Both Texas Genco and the T&D Utility will be material Utility Subsidiaries. Consistent with the requirements of Section 3(a)(1), they will be incorporated, and operate exclusively, in Texas.


                  Entex will contribute a slightly higher percentage of net operating revenues than those approved in NIPSCO. The three-year average of the Entex projections is 10.9%, the same as the 10.9% three-year average accepted in NIPSCO. As the Commission noted in NIPSCO, "section 3(a)(1) has no specific numerical tests to guide a finding that a public-utility subsidiary is material."(88) The Commission emphasized that "factors other than mere percentages must be taken into consideration" in determining the application of the materiality standard of section 3(a)(1),(89) and cited the recommendation in the 1995 Report that the Commission adopt a more flexible standard "that would consider the facts and circumstances of each situation and take into account the ability of the affected state regulators to adequately protect the interests of utility consumers."(90)


                  The relative size of Entex's revenues will increase in this matter - not as a result of any growth or extension of Entex's operations - but rather because the overall amount of electric revenues will be decreased by the removal of the "retail" function pursuant to Texas law.


                  For the reasons stated above, Applicants believe that Entex will not be a material subsidiary company. In the alternative, even if the Commission were to deem Entex to be a material subsidiary, the conditions for exemption under Section 3(a)(1) are satisfied. New REI, Texas Genco, the T&D Utility and Entex will all be incorporated in Texas and be "predominantly intrastate and carry on their business substantially" in Texas.


                  In the NIPSCO order, the Commission found the "predominantly and substantially" standard satisfied where the out-of-state utility operations contributed the following percentages of total utility operations, with a three-year average of 13.2% out-of-state utility operations:


----------
         (88) NIPSCO, HCAR No. 26975, 1999 WL 61423 at *13.

         (89) Id., quoting Public Service Co. of Oklahoma, 8 S.E.C. 12, 17
(1940) ("The discussions of Section 3(a)(1) in the legislative reports make it clear that Congress was using the phrase 'material part' in the sense of an 'appreciable part.'").

         (90) 1995 Report at 119-120.

                             PERCENTAGE OF GROSS        PERCENTAGE OF NET
                             OPERATING REVENUES             REVENUES
                             -------------------        -----------------

                                 19.2%-19.8%                13.0%-13.7%

Under the language of the statute, the "predominantly and substantially" test must be applied both on a consolidated basis to the combined utility operations and on a corporate basis to each material Utility Subsidiary.

                  In the instant matter, the utility operations of both Texas Genco and the T&D Utility will be 100% within Texas. Texas Genco and the T&D utility therefore satisfy the "predominantly and substantially" test. The range of projected contributions of gross and net operating revenues from Entex's out-of-state operations for 2001 through 2003 is set forth below:

                                          PERCENTAGE OF GROSS            PERCENTAGE OF NET
                                          OPERATING REVENUES            OPERATING REVENUES
                                           OUTSIDE OF TEXAS              OUTSIDE OF TEXAS
                                          -------------------           ------------------

                       ENTEX                 17.4% - 17.6%                 15.6% - 15.8%


Although slightly higher than those approved in NIPSCO, as discussed below, the Entex "spill-over" is consistent with the plain meaning of the statute and well within the limits established in the Commission's precedent.


                  Further, on a historic basis, New REI is "predominantly and substantially" intrastate under the NIPSCO precedent. The pro forma amounts and percentages of gross operating revenues and net operating revenues for New REI's out-of-state utility operations, based on actual revenues for the years 1998 through 2000, are as follows:


                                   GROSS
                            OPERATING REVENUES           NET OPERATING REVENUES
                             OUTSIDE OF TEXAS               OUTSIDE OF TEXAS
                         ------------------------        -----------------------
                          AMOUNT                         AMOUNT
                          ($MM)        PERCENTAGE        ($MM)        PERCENTAGE
                         -------       ----------        ------       ----------
         1998            1,183.6          19.3%          438.3           12.2%
         1999            1,197.2          19.8%          429.3           12.7%
         2000            1,778.3          22.5%          442.0           12.3%



                  Although the projected contributions from New REI's out-of-state operations for 2001 through 2003 are, in some respects, higher than the percentages approved in NIPSCO, they again are consistent with the plain meaning of the statute and the limits established in the Commission's 1997 order:


                                          PERCENTAGE OF GROSS       PERCENTAGE OF NET OPERATING
                                          OPERATING REVENUES                 REVENUES
                                           OUTSIDE OF TEXAS              OUTSIDE OF TEXAS
                                          -------------------       ---------------------------
                       New REI               19.8% - 30.1%                 10.8% - 13.5%



Further, the three year average of 12.6% out-of-state revenues in this matter is actually lower than the three-year average of 13.2% out-of-state revenues in NIPSCO.



                  The Act does not prescribe a particular standard or test for determining whether a holding company is "predominantly" and "substantially" intrastate. The plain meaning of the words, however, would accurately describe the concentration of New REI and Entex's utility operations in Texas. The Commission has construed "predominant" to mean "superior in power, influence, effectiveness, number or degree; having ascendancy or control; prevalent over others."(91) On a net basis, more than 80% of the companies' operating revenues will be from operations in Texas and so both Entex and New REI will be predominantly intrastate in character and operate substantially in a single state, within the ordinary understanding of those terms.


                  The "spill-over" of out-of-state operations is also well within the range established by the Commission's interpretation of similar language in Section 3(a)(2) of the Act. In a 1997 decision involving the predecessor to REI, the Commission found that an entity that was a public-utility company as well as a holding company and which received approximately one-third of its consolidated utility revenues from a subsidiary company was "predominantly" a public-utility company within the meaning of
Section 3(a)(2) of the Act.(92) In this matter, in contrast, it is anticipated that less than 20% of the companies' net utility revenues will be from out-of-state operations.

                  The legislative history makes clear that a central purpose of the Act is "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible."(93) The disaggregation of the electric utility operations in this matter is being


----------
         (91) Northern States Power Co., HCAR No. 12655, 1954 WL 1361 (Sept. 16,
1954). In Northern States, the Commission stated that "[i]n determining the intent of Congress in the use of the word `predominantly,' we are required to construe the statute according to a fair interpretation of its terms. In the absence of some considerations apparent upon the fact of the statute or embodied in legislative history, unusual meanings of words must be avoided and ordinary definitions allowed..." Id. (quoting Union Elec. Co., 5 S.E.C. 252, 261 (1939)).


         (92) Houston Indus., HCAR No. 26744, 1997 WL 414391. Section 3(a)(2)
provides an exemption if, among other things, the holding company is "predominantly" a public-utility company.


         (93) S. Rep. No. 74-621 at 11 (1935).

undertaken to comply with the requirements of Texas law while the GasCo Separation will provide greater transparency for the regulators of the company's gas utility operations. Further, the Commission has previously found REI to satisfy the requirements for exemption. It is appropriate for the Commission to find the formal requirements for exemption satisfied in a matter such as the instant one, which involves an internal reorganization intended to facilitate the effectiveness of state law.

                  (iii) The proposed exemption will not be detrimental to the public interest or the interest of investors or consumers

                  As noted above, notwithstanding an applicant's compliance with the objective requirements for exemption, the Commission can deny or condition an exemption "insofar as [the Commission] find the exemption detrimental to the public interest or the interest of investors or consumers." The 1995 Report discusses the background and administration of the Act's exemptive provisions and explains that: "Congress subjected holding companies to the requirements of the Act because meaningful state regulation of their abuses was often obstructed by their control of subsidiaries in several states and by the constitutional doctrines limiting state economic regulation."(94) The legislative history makes clear that exemptions from registration are available where the holding company is susceptible to effective state regulation or is otherwise not the type of company at which the Act was directed.(95)

                  Both of those factors are present in the instant matter. As noted above, the Restructuring has been or will be subject to review by the Texas Commission, the Arkansas Commission, the Louisiana Commission, the Mississippi Commission, the Oklahoma Commission and the Minnesota Commission, and cannot be fully implemented without the approval or consent of each of these commissions. The Commission has traditionally given great deference to the views of the affected state regulators.(96)


                  Further, the exemption of New REI will not give rise to any of the evils that the Act was intended to address. In the first instance, the Restructuring does not involve the acquisition of new operations or the growth and extension of a holding company system. To the contrary, it simply involves the reorganization of an existing exempt holding company along functional and



----------
         (94) 1995 Report at 109, n.4.


         (95) See S. Rep. No. 74-621 (1935).


         (96) See, e.g., NIPSCO, HCAR No. 26975, 1999 WL 61423 ("The Commission has given weight to a state's judgment concerning the ability to exercise effective regulatory control."), citing Wisconsin Energy, HCAR No. 24267, 1986 WL 626747 ("[T]he judgment of a state's legislature and public service commission as to what will benefit their constituents is entitled to considerable deference when not in conflict with the policies of the Act."); see also Northern States, HCAR No. 12655, 1954 WL 5219 ("The considered conclusion of the local authorities, deriving their power from specific State legislation, should be given great weight in determining whether the public interest would in fact be adversely affected..."), cited with approval in Houston Indus., supra note 1.

geographic lines. The proposed Restructuring will not have an adverse effect on REI's existing gas and electric utility operations, or the way that those operations are regulated by the states but, instead, will facilitate regulation of New REI's utility operations by providing increased transparency and greater insulation for each of the Utility Subsidiaries.


                  (iv) To enable them to comply with the Texas Act while obtaining the necessary state approvals, Applicants seek an order of exemption under Section 3(a)(1) that is conditioned upon completion of the Restructuring within two years

                  In the recent AES order, the Commission granted the applicant an exemption from registration conditioned upon the company's divestiture of certain interests within two years of the date of consummation of the transaction.(97) Although there was a temporary variance from the standards for exemption, the Commission noted that it had, in other contexts, "relaxed the strict requirements of the Act and granted temporary relief, where the overall consequence...is to make nearer the ultimate goal of compliance."(98) Here, as in AES, the degree of state involvement will tend to ensure that there is no detriment to the protected interests during the interim period.


                  Specifically, Applicants ask the Commission to issue an order on or before November 15, 2001, authorizing New REI to acquire the securities of Texas Genco, the T&D Utility and GasCo and, in connection with such approval, to grant New REI an order of exemption under Section 3(a)(1) that is conditioned upon completion of the GasCo Separation within two years of the Initial Order.


ITEM 4. REGULATORY APPROVALS

                  Various aspects of the Restructuring have been or will be submitted for review and/or approval by (i) the Texas Commission; (ii) the Louisiana Commission; (iii) the Arkansas Commission; (iv) the Oklahoma Commission; (v) the Minnesota Commission; (vi) the Mississippi Commission; and
(iv) the NRC.(99) Requisite filings have also been made with the Internal Revenue Service for appropriate rulings.

ITEM 5. PROCEDURE


                  The Applicants respectfully request that the Commission issue its Initial Order approving those aspects of the Restructuring for which the record has been completed and granting the other relief sought herein as quickly as possible, but in no event later than December 15, 2001. Applicants further request that the Commission reserve jurisdiction over the separation of GasCo into the Entex, Arkla and Minnegasco subsidiary companies, pending completion of the record.



----------
         (97) AES Corp., HCAR No. 27363, 2001 WL 286141.


         (98) Id. (quotations omitted).


         (99) See supra Item 1.C.

                  The Applicants hereby waive a recommended decision by a hearing officer of the Commission and agree that the Division of Investment Management may assist in the preparation of the decision of the Commission.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

          Exhibit A:       Constituent Instruments


                  A-1: Certificate of Incorporation of CenterPoint Energy, Inc. (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)



                  A-2: Articles of Incorporation of CenterPoint Energy, Inc., as amended (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)



                  A-3: Bylaws of CenterPoint Energy, Inc. (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc.(Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)



                  A-4: Articles of Merger merging Reliant Energy Regco, Inc. and CenterPoint Energy, Inc. with and into Reliant Energy New REI, Inc. (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)


          Exhibit B:       Intentionally omitted, not applicable

          Exhibit C:       Registration Statements

                  C-1: Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038), as amended (previously filed with the Commission on April 27, 2001 and incorporated by reference herein)

          Exhibit D:       Applications and Orders of Certain Commissions
                           listed in Item 4

                  D-1: Order of the Texas Commission, dated March 15, 2001 (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


                  D-2:     Motion for Rehearing before the Texas Commission

                  D-3:     Second Motion for Rehearing before the Texas
                           Commission

                  D-4:     Business Separation Plan Update

                  D-5: Order on Rehearing of the Texas Commission, dated May 25, 2001

                  D-6:     Application to the Arkansas Commission

                  D-7: Order of the Arkansas Commission (to be filed by amendment)

                  D-8: Application to the Louisiana Commission (to be filed by amendment)

                  D-9: Order of the Louisiana Commission (to be filed by amendment)

                 D-10:     Application to the Mississippi Commission

                  D-11: Order of the Mississippi Commission (to be filed by amendment)

                  D-12:    Application to the Oklahoma Commission

                  D-13: Order of the Oklahoma Commission (to be filed by amendment)

                  D-14:    Application to the Minnesota Commission

                  D-15: Order of the Minnesota Commission (to be filed by amendment)

                  D-16: Application of STP Nuclear Operating Company to the Nuclear Regulatory Commission, dated May 31, 2001 (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  D-17: Order of the Nuclear Regulatory Commission (to be filed by amendment)


          Exhibit E:       Maps of interconnection or relationships of
                           properties

                  E-1 Map of REI Electric and Gas Systems (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-2: Map of REI electric system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-3: Map of GasCo gas system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


          Exhibit F:       Corporate Structure of REI and New REI


                  F-1: Pre-Restructuring Structure of REI system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


                  F-2: Corporate structure of REI/New REI through the stages of the Restructuring



                  F-3: Post-Restructuring corporate structure of New REI (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


          Exhibit G:       Other Information


                  G-1: Chart detailing percentage of New REI Utility Revenues (confidential treatment requested) (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)



                  G-2: Table providing geographic breakdown of gas-utility customers by business unit, by state, as of August, 2001 (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and
                           incorporated by reference  herein)



                  G-3: List of New REI nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and
                           incorporated by reference herein)

                  G-4 List of Reliant Resources nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001
                           and incorporated by reference herein)

                  G-5 Discussion of tax implications of Intermediate Holding Companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)

                  G-6      Discussion of projections

                  G-7      CenterPoint Energy, Inc. capital structure chart


Financial Statements

         1.       Statement of Applicants


                  FS-1: Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the fiscal year ended December 31, 2000, filed with the Commission on March 22, 2001; (ii) Quarterly Report on Form 10-Q of REI and GasCo for the quarterly period ended March 31, 2001, filed with the Commission on May 15, 2001; (iii) Quarterly Report on Form 10-Q of REI and GasCo for the quarterly period ended June 30, 2001, filed with the Commission on August 10, 2001; (iv) Quarterly Report on Form 10-Q of REI and Gasco for the quarterly period ended September 30, 2001, filed with the Commission on November 13, 2001; (v) Current Reports on Form 8-K of REI, filed with the Commission on January 26, 2001, April 16, 2001 and September 12, 2001; and Registration Statement on Form S-4 of CenterPoint Energy, Inc. (Commission File Number 333-69502), filed with the Commission on September 17, 2001.




                  FS-2: Financial statements for New REI and its public-utility subsidiary companies, on a pro-forma basis, for 1998 through 2000



                  FS-3: Financial statements for New REI and its public-utility subsidiary companies, on a pro-forma basis, for 2001 through 2003, and worksheets. (Confidential treatment requested)


         2.       Statement of Top Registered Holding Company

                  None

         3.       Statement of Company Whose Securities Are Being Acquired or
                  Sold

                  Intentionally omitted, not applicable

         4.       Statement of Changes

                  None

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The Restructuring, which is a corporate restructuring, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Restructuring will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment No. 1 to Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  November 20, 2001


RELIANT ENERGY, INCORPORATED


By:      /s/ RUFUS S. SCOTT
         -----------------------------------------
         Rufus S. Scott
         Vice President, Deputy General Counsel
         and Assistant Corporate Secretary


CENTERPOINT ENERGY, INC.


By:      /s/ RUFUS S. SCOTT
         -----------------------------------------
         Rufus S. Scott
         Assistant Corporate Secretary

                               INDEX TO EXHIBITS


          EXHIBIT
          NUMBER           DESCRIPTION
          -------          -----------

          Exhibit A:       Constituent Instruments


                  A-1:     Certificate of Incorporation of CenterPoint Energy,
                           Inc. (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration
                           No. 333-69502)  on September 17, 2001 and
                           incorporated by reference herein)



                  A-2:     Articles of Incorporation of CenterPoint Energy
                           Inc., as amended (previously filed with the Commission on Form S-4 of Reliant Energy Regco,
                           Inc. (Registration No. 333-69502) on September 17,
                           2001 and incorporated by reference herein)



                  A-3: Bylaws of CenterPoint Energy, Inc. (previously filed with the Commission on Form S-4 of Reliant
                           Energy Regco, Inc.(Registration No. 333-69502) on
                           September 17, 2001 and incorporated by reference herein)



                  A-4:     Articles of Merger merging Reliant Energy Regco,
                           Inc. and CenterPoint Energy, Inc. with and into Reliant Energy New REI, Inc. (previously filed with the Commission on Form U-1 (File No. 070-09895) on
                           October 26, 2001 and incorporated by reference herein)


          Exhibit B:       Intentionally omitted, not applicable

          Exhibit C:       Registration Statements

                  C-1: Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No.
                           333-48038), as amended (previously filed with the Commission on April 27, 2001 and incorporated by reference herein)

          Exhibit D:       Applications and Orders of Certain Commissions
                           listed in Item 4

                  D-1:     Order of the Texas Commission, dated March 15, 2001
                           (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


                  D-2:     Motion for Rehearing before the Texas Commission

                  D-3:     Second Motion for Rehearing before the Texas
                           Commission

                  D-4:     Business Separation Plan Update

                  D-5:     Order on Rehearing of the Texas Commission, dated
                           May 25, 2001

                  D-6:     Application to the Arkansas Commission

                  D-7: Order of the Arkansas Commission (to be filed by amendment)

                  D-8: Application to the Louisiana Commission (to be filed by amendment)

                  D-9: Order of the Louisiana Commission (to be filed by amendment)

                  D-10:    Application to the Mississippi Commission



                  D-11: Order of the Mississippi Commission (to be filed by amendment)

                  D-12:    Application to the Oklahoma Commission

                  D-13: Order of the Oklahoma Commission (to be filed by amendment)

                  D-14:    Application to the Minnesota Commission

                  D-15: Order of the Minnesota Commission (to be filed by amendment)

                  D-16:    Application of STP Nuclear Operating Company to the
                           Nuclear Regulatory Commission, dated May 31, 2001
                           (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  D-17: Order of the Nuclear Regulatory Commission (to be filed by amendment)


          Exhibit E:       Maps of interconnection or relationships of
                           properties

                  E-1 Map of REI Electric and Gas Systems (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-2: Map of REI electric system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-3: Map of GasCo gas system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


          Exhibit F:       Corporate Structure of REI and New REI


                  F-1: Pre-Restructuring Structure of REI system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


                  F-2: Corporate structure of REI/New REI through the stages of the Restructuring



                  F-3:     Post-Restructuring corporate structure of New REI
                           (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


          Exhibit G:       Other Information


                  G-1:     Chart detailing percentage of New REI Utility
                           Revenues (confidential treatment requested)
                           (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)



                  G-2: Table providing geographic breakdown of gas-utility customers by business unit, by state, as of August, 2001 (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)




                  G-3:     List of New REI nonutility subsidiary companies
                           (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001
                           and incorporated by reference herein)


                  G-4 List of Reliant Resources nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)

                  G-5      Discussion of tax implications of Intermediate
                           Holding Companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on
                           October 26, 2001 and incorporated by reference herein)

                  G-6      Discussion of projections

                  G-7      CenterPoint Energy, Inc. capital structure chart